UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

RADCOM Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
(Title of Class of Securities)

M8186511 1
(CUSIP Number)

Zohar Zisapel
c/o RADCOM Ltd.
24 Raoul Wallenberg Street
Tel-Aviv  69719, Israel
(+972) 77-7745-060
 (Name, address and telephone number of person
authorized to receive notices and communications)

May 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	SCHEDULE 13D/A

1.	Names of Reporting Persons Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,998,383 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,998,383 (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,998,383 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.51% (2)
14.	TYPE OF REPORTING PERSON IN

___________________________________

(1) Includes options and warrants to acquire 140,537 Ordinary Shares exercisable currently or within 60 days of May 25, 2016.

(2) Based on 11,311,340 Ordinary Shares that the Issuer advised were issued and outstanding as of May 25, 2016 (including the options and warrants set forth in footnote 1 above).

This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed by Zohar Zisapel (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2008, as amended and supplemented by Amendment No.1 filed by the Reporting Person with the SEC on February 10, 2011, as amended and supplemented by Amendment No.2 filed by the Reporting Person with the SEC on August 29, 2011 and as amended and  supplemented by Amendment No.3, filed by the Reporting Person with the SEC on February 27, 2012, as amended and supplemented by Amendment No. 4 filed by the Reporting Person with the SEC on February 19, 2013 and as amended and supplemented by Amendment No. 5 filed by the Reporting Person with the SEC on February 18, 2014 (the “Schedule 13D”) in respect of the Ordinary Shares, NIS 0.20 par value each (“Ordinary Shares”), of RADCOM Ltd., an Israeli company (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

All Ordinary Shares presently beneficially owned by the Reporting Person were acquired by the Reporting Person over several years through various means by personal funds.

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 11,311,340 Ordinary Shares that the Issuer advised were issued and outstanding as of May 25, 2016 (including the options and warrants set forth below).

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 2,998,383 Ordinary Shares (representing approximately 26.51% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 1,996,472 Ordinary Shares held of record by the Reporting Person (before the exercise of options mentioned in section (vii) – (ix) below), (ii) 13,625 Ordinary Shares held of record by Klil & Michael Ltd., an Israeli company, (iii) 224,562 Ordinary Shares held of record by Michael & Klil Holdings (93) Ltd. (iv) 238,187 Ordinary Shares held of record by Lomsha Ltd., an Israeli company, (v)  options to acquire 5,000 Ordinary Shares at a weighted average exercise price of $14.52per share exercisable within 60 days, (vi) 135,537 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.49 per share (vii) 20,000 Ordinary Shares issued in connection with the exercise of options on August 26, 2014 (viii) 15,000 Ordinary Shares issued in connection with the exercise of options on July 28, 2015 (ix) 150,000 Ordinary Shares issued in connection with the exercise of options on May 23, 2016 and (x) 200,000 Ordinary Shares purchased by the Reporting Person at the follow on offering of the Company’s Ordinary Shares  that took place on 25 May 2016 against a total payment of US$ 2,200,000 ($11 per Ordinary Share) which full amount was paid by the Reporting Person from its personal funds.

.  The Reporting Person is a principal shareholder and director of Lomsha Ltd., Michael & Klil Holdings (93) Ltd. and Klil and Michael Ltd. and, as such, may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  The options and warrants listed above are exercisable currently or within 60 days of May 25, 2016.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 31, 2016

/s/ Zohar Zisapel Zohar Zisapel